U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15 (d) of the

Securities and Exchange Act of 1934

For Fiscal Year Ended December 31, 2004

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Assets Available for Benefits as of December 31, 2004 and 2003	4

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2004 and 2003	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2004	11

EXHIBIT

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Crane Co. Union Savings and Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Crane Co. Union Savings and Investment Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2004 financial statements taken as a whole.

Deloitte & Touche LLP

Stamford, Connecticut

June 17, 2005

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS

PARTICIPANT DIRECTED INVESTMENTS, AT FAIR VALUE:
Crane Co. Stock Fund	$16,546	$13,813
Jennison Growth Fund Z	171,732	155,879
Dryden Stock Index Fund I	89,625	97,146
Wells Fargo Stable Value Fund A	638,673	629,699
Templeton Foreign Fund A	65,743	—
Putnam International Growth Fund A	—	59,385
Lord Abbett Mid Cap Value Fund A	59,093	49,263
American Balanced Fund A	120,408	121,532
MFS Mid-Cap Growth Fund A	70,434	60,764
Fidelity Advisor Dividend Growth Fund T	225,028	219,289
Loan Fund	52,150	59,014

Total investments	1,509,432	1,465,784

RECEIVABLES:
Company contributions	1,009	1,009
Employee contributions	2,713	2,090
Employee loan payments	—	1,120

Total receivables	3,722	4,219

ASSETS AVAILABLE FOR BENEFITS	$1,513,154	$1,470,003

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2004 and 2003

	2004	2003
CONTRIBUTIONS:
Employee	$113,938	$149,132
Company	34,726	36,063

Total contributions	148,664	185,195

GAIN ON INVESTMENTS, NET:
Interest	3,595	3,926
Dividends	7,336	6,847
Net appreciation in fair value of investments	90,436	195,493

Total gain on investments, net	101,367	206,266

Distributions to participants	(206,047)	(364,999)
Rollovers from other plans	1,155	—
Administrative and other expenses	(1,988)	(2,596)

Net increase in assets available for benefits	43,151	23,866

Assets available for benefits beginning of year	1,470,003	1,446,137

Assets available for benefits end of year	$1,513,154	$1,470,003

See notes to financial statements.

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

1.	DESCRIPTION OF THE PLAN

The following is a brief description of the Crane Co. Union Savings and Investment Plan (the “Plan”). Participants should refer to the Plan document and amendments for more complete information and for description of terms used herein.

A. General The Plan is a defined contribution plan covering certain United States of America (“U.S.”) collective bargaining employees of Crane Co. and its subsidiaries (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

B. Plan Amendments The predecessor plan was the Mark Controls 401(k) Savings Plan and was amended effective January 1, 1998, renaming the Plan as the Crane Co. Union Savings and Investment Plan. Effective January 1, 1998, the Plan became available to those Crane Co. collective bargaining units who negotiated inclusion in the Plan. The benefits delivered vary by union group and are dependent upon the negotiated terms through the collective bargaining process. The Plan was amended effective January 1, 2003.

C. Administration of the Plan The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

D. Participation Subject to certain conditions, U.S. collective bargaining employees of Crane Washington (effective 1998); Sequentia (effective 2001); Powers Process (effective 1995; was sold in September 2001); Dyrotech Industries (effective 1998; was sold in September 2002) and Kemlite Company, Inc. (Cortec, effective 1998; was sold in September 2002) are eligible to participate in the Plan on the first day of the month succeeding the month after all eligibility requirements have been satisfied as established by the collective bargaining agreement.

E. Contributions and Funding Policy Participants may elect to contribute to the Plan in whole percentages as set forth in the collective bargaining agreement. Participants who have attained age 50 before the close of the Plan Year will be eligible to make Catch-Up Contributions in accordance with, and subject to the limits of, Section 414(v) of the Code. Contributions are invested in funds selected by the participants. The Company matching benefits vary by collective bargaining group and are dependent upon the negotiated terms through the collective bargaining process. In accordance with the Internal Revenue Code (the “Code”), participant pretax contributions could not exceed $13,000 in 2004 and $12,000 in 2003. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

F. Expenses Plan administrative expenses (except those associated with the Crane Co. Stock Fund) are paid by the Company. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Crane Co. Stock Fund are paid by the fund through automatic unit deductions. Participant loan fees are paid by the participant through automatic payroll deductions.

G. Participant Accounts Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

H. Vesting Employee contributions are 100% vested. Vesting for employer contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 years but fewer than 3	40%
3 years but fewer than 4	60%
4 years but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

I. Forfeited Accounts At December 31, 2004 and 2003, forfeited nonvested accounts totaled $2,502 and $1,339, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004, employer contributions were reduced by $2,502 from forfeited nonvested accounts.

J. Distributions A participant whose employment with the Company terminates can elect to receive all vested amounts, subject to applicable tax law. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and used to reduce future Company contributions.

K. Plan Termination The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the Plan. In the event of the Plan’s termination or discontinuance of contributions thereunder, the interest of each participant in benefits accrued to such date, to the extent then funded, is fully vested and nonforfeitable. Subject to the requirements of the Code, the Committee shall thereupon direct either (i) The Prudential Trust Company (“Trustee”) to continue to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

L. Tax Status The Internal Revenue Service has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

M. Rollovers and Transfers from Other Plans Rollovers and transfers from other qualified plans are accepted by the Plan. Rollovers and transfers represent contributions of assets from other qualified plans of companies acquired by Crane Co. and participant account balances of new employees from other non-company qualified plans.

N. Participant Loan Fund Some participants (depending upon the collective bargaining process) may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer between investment funds and the Loan Fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prevailing prime lending rate on the first day of the Plan year plus two percent. Principal and interest are paid ratably through regular payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting and reporting policies followed in preparation of the financial statements of the Plan.

A. The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

B. Investment Valuation The Plan’s investments are recorded at fair value. Investments in mutual funds are valued at the closing composite price published for the last business day of the year. The Wells Fargo Stable Value Fund A is a collective trust fund that is administered by Wells Fargo Bank, N.A. (the “Bank”). The value of this investment is based on the underlying unit value reported by the Bank. The Crane Co. Stock Fund is valued at the quoted market price of the Company’s common stock. Participant loans are valued at cost, which approximates fair value.

Below are the investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2004 and 2003:

	2004		2003
	Shares/ Units	Market Value	Shares/ Units	Market Value
Jennison Growth Fund Z	11,787	$171,732	11,676	$155,879
Dryden Stock Index Fund I	3,323	89,625	3,917	97,146
Wells Fargo Stable Value Fund A	18,086	638,673	18,488	629,699
American Balanced Fund A	6,689	120,408	7,029	121,532
Fidelity Advisor Dividend Growth Fund T	19,217	225,028	19,527	219,289

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2004	2003
Mutual Funds	$68,308	$163,870
Common and Collective Funds	23,121	25,906
Common Stocks	(993)	5,717

	$90,436	$195,493

C. Investment Transactions and Investment Income Investment transactions are accounted for on the date purchases or sales are executed. Dividend income is accounted for on the ex-dividend date. Interest income is recorded on the accrual basis as earned. Total income of each fund is allocated monthly to participants’ accounts within the fund based on the participant’s relative beginning balance. In accordance with Department of Labor requirements, realized and unrealized gains and losses are determined based on the fair market value of assets at the beginning of the plan year.

D. Distributions to Participants Benefit payments are recorded when paid.

E. Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential Financial. Prudential Financial is the

Trustee as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

Balances of these funds at December 31, 2004 and 2003 were $261,357 and $253,025, respectively. These funds earned dividend income of $1,450 and $1,308 for the years ended December 31, 2004 and 2003, respectively. Fees incurred for investment management services, if any, were paid by the Employer.

At December 31, 2004 and 2003, the Plan held 574 and 449 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $13,431 and $9,699, respectively, and fair value of $16,546 and $13,813, respectively. During the year ended December 31, 2004 and 2003, the Plan recorded dividend income of $205 and $199, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code and ERISA’s rules on prohibited transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Crane Co. Union Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE
CRANE CO. UNION
SAVINGS AND INVESTMENT PLAN

/s/ G. A. Dickoff
G.A. Dickoff
On behalf of the Committee

/s/ A. I. duPont
A.I. duPont
On behalf of the Committee

Stamford, CT

June 29, 2005

CRANE CO. UNION SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description	Shares	Current Value
Crane Co. Stock Fund*	Registered Investment	574	$16,546
Jennison Growth Fund Z*	Registered Investment	11,787	171,732
Dryden Stock Index Fund I*	Registered Investment	3,323	89,625
Wells Fargo Stable Value Fund A	Common Collective Trust	18,086	638,673
Templeton Foreign Fund A	Registered Investment	5,345	65,743
Lord Abbett Mid Cap Value Fund A	Registered Investment	2,611	59,093
American Balanced Fund A	Registered Investment	6,689	120,408
MFS Mid-Cap Growth Fund A	Registered Investment	7,879	70,434
Fidelity Advisor Dividend Growth Fund T	Registered Investment	19,217	225,028
Loans to Participants* - Loans have interest rates ranging from 6.00% to 11.50% and mature in 2005 through 2009 (28 loans outstanding).	—	—	52,150

			$1,509,432

*	Represents a party-in-interest to the plan.